Morgan Stanley Institutional Fund, Inc.
Global Opportunity Portfolio
Item 77O- Transactions effected pursuant to Rule 10f-3


Securities Purchased:	MakeMyTripLimited
Purchase/Trade Date:	8/12/2010
Size of Offering/shares: 5,000,000
Offering Price of Shares: $14.000
Amount of Shares Purchased by Fund: 379
Percentage of Offering Purchased by Fund: 0.008
Percentage of Funds Total Assets: 0.050
Brokers: Morgan Stanley, Oppenheimer, Pacific
Crest Securities
Purchased from:  Pacific Crest Securities